Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation (Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on February 7, 2024:

Introduction

•	Thank you all for joining me.

•	I am very honored to gather the HH&S team today. As you know, in 2023 we began a process to determine the best path forward for the HH&S business. This is an extraordinary opportunity to combine with Glatfelter.

•	I’m sure you’ve seen the letter I shared, but I also wanted you to hear directly from me on this news and what it means for all of us within HH&S.

Why Glatfelter

•	Many of you are already familiar with Glatfelter, which is a leading global supplier of specialty materials based in Charlotte, North Carolina.

•	Together, we will have fast-growing health and hygiene end markets, scalable innovation, and sustainable solutions offerings.

•	You’ll hear me refer to our new business as “NewCo,” it’s not the new name of our company but a placeholder until we determine a new name for our combined businesses. “NewCo” will be uniquely positioned to meet global customer needs, drive long-term growth, and amplify our combined capabilities.

•	I have come to know the Glatfelter team even better over recent months. Throughout this process, it has only reinforced my belief that our two companies are a perfect fit – from our common cultures to our similar portfolios.

NewCo

•	While HHNF and Glatfelter are each great on their own, we believe the new combined company will be even stronger.

•	NewCo will become a global leader in the growing specialty materials industry, serving the world’s largest brand owners across global end markets with favorable long-term growth dynamics.

•	The combined company will offer a highly complementary product suite, including both polymer-based and fiber-based solutions. Our platform will be supported by strong innovation capabilities with significant geographic diversification and a presence in all major markets.

•	But looking ahead, what I’m most excited about is our drivers for growth.

•	The field of specialty materials is rapidly evolving, and because of your efforts, we are positioned to benefit from global growth trends. These trends include the growing middle class, an aging population, the increasing globalization of supply chains, and a heightened focus on personal hygiene, sustainability, and safety products.

•	We are confident that with Glatfelter, we will be even better positioned to capitalize and drive growth for employees, customers, and shareholders alike.

What This Means for HHNF / Next Steps

•	I want to switch gears now and talk more about what this means for our team specifically.

•	First off, this announcement does not impact our day-to-day responsibilities.

•	Until the transaction closes, which is expected to occur in the second half of 2024, the HHNF business will remain a part of Berry, and we are continuing to operate as usual.

•	Until the transaction closes, Berry and Glatfelter continue to operate as independent, publicly-traded companies. With that comes important restrictions on how we engage with each other. If you have any questions on how you can engage with counterparts at Glatfelter, please reach out to your manager directly.

•	There are no immediate changes to roles, reporting structure, or compensation and benefits as a result of this announcement.

•	We are operating as OneBerry and will continue working across teams, divisions, and continents to address our customers’ toughest challenges by delivering the most innovative solutions in the market.

•	By staying focused and working in the same collaborative spirit that has gotten us to this point, we will be in a great position to start our next chapter with Glatfelter.

•	Following close, I will lead the combined business.

•	Keep in mind that these are still early days, and a number of key decisions have yet to be made.

•	We will do our best to ensure that employees are informed about developments as they occur throughout the process leading up to and following the close of the transaction.

•	For our Tapes colleagues, medical films sales and the Dalton site – until this process formally closes, absolutely nothing changes. We remain focused on these critical businesses and will continue to support these teams. As we get closer to the transaction date, we’ll connect with everyone on the team to provide details on changes to your reporting structure.

Closing

•	Before I wrap up, I want to express my sincerest gratitude for everyone here who has helped build the HHNF business into what it is today.

•	We hope you share our excitement about our future together with Glatfelter.

•	With that, I’d like to answer any questions you may have…

Cautionary Statement Concerning Forward-Looking Statements

Statements in this communication that are not historical, including statements relating the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of Berry’s HH&S global nonwovens and films business into a new entity (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of the Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.